FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 1, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
Gabriella Pászti	Magyar Telekom IR	+36 1 458 0332
investor.relations@telekom.hu

Court registers the decisions on further integration steps within the Magyar Telekom Group

Budapest – October 1, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that the Court of Registry has registered the following: the merger of T-Online Hungary Co. Ltd.’s internet access area into Magyar Telekom Plc; the integration of Emitel Co. Ltd. with Magyar Telekom Plc;  and the amendments to the Articles of Association of Magyar Telekom Plc adopted by the General Meeting of the Company held on June 29, 2007 (Decree Numbers 01-10-045736/2, 01-10-044389/109 and 01-10-041928/323).

From October 1, 2007, Magyar Telekom Plc will be the legal successor of Emitel Co. Ltd. and the access business line separated from T-Online Hungary Co. Ltd. The access business area will continue to operate under the T-Online brand within the Magyar Telekom Group. The legal successor of the remaining content area of T-Online Hungary Co. Ltd. will operate as “[origo]” Co. Ltd.

From October 1, 2007 Magyar Telekom Plc’s registered share capital will decrease by the nominal value of 22,700 shares. At the same time, in compliance with the regulation on termination of the priority voting share (golden share) of the Hungarian state it will increase by the nominal value of 100 ordinary Series “A” Shares, being the equivalent of the terminated priority “B” series voting share.

Accordingly, the total share capital of the Company will change from HUF 104,276,831,500 (that consisted of 1,042,768,215 registered ordinary Series “A” Shares with a nominal value of HUF 100 each, and 1 registered Series “B” Voting Preference Share with a nominal value of HUF 10,000) to HUF 104,274,561,500 (consisting of 1,042,745,615 registered ordinary Series “A” Shares with a nominal value of HUF 100 each).

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: October 1, 2007